
July 13, 2020

Jill M. Taymans
Chief Financial Officer
Cryo-Cell International, Inc.
700 Brooker Creek Blvd., Suite 1800
Oldsmar, FL 34677

      Re: Cryo-Cell International, Inc.
          Form 10-K for the Fiscal Year Ended November 30, 2019
          Filed February 28, 2020
          File No. 000-23386

Dear Ms. Taymans:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2019

Item 9A. Controls and Procedures, page 67

1.   We note under "Evaluation of Disclosure Controls and Procedures" that you concluded your disclosure controls and procedures are not effective. However, under "Management's Report on Internal Control over Financial Reporting" you state "the Company's disclosure controls and procedures and internal controls over financial reporting were effective." Please note that an assessment of internal control over financial reporting is separate and distinct from an assessment of disclosure controls and procedures. Please address the following:

     •   tell us how you concluded your internal control over financial reporting was effective as of November 30, 2019 considering that your disclosure controls and procedures were not effective as of the same date;
     •   amend your Form 10-K to provide management's evaluation and assessment of your

internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and clearly state whether such controls are effective or not effective;
- include in the amended filing a discussion of any identified material weaknesses;
- explain to us the changes implemented in your disclosure controls and procedures that enabled management to conclude that they were effective as of February 29, 2020 as disclosed in your Form 10-Q.

Refer to Items 307 and 308 of Regulation S-K.

2. Please tell us why you continue to include the disclosures related to the PrepaCyte Form 8-K that was filed on July 16, 2015.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences